F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Concludes Strategic Alternatives Review and Selects Stand-Alone
Strategy

Burnaby, B.C., Canada – January 7, 2004 – Spectrum Signal Processing Inc. (TSX: SSY, NASDAQ: SSPI) today announced that it has concluded the review of its strategic alternatives that began in July 2003 and has determined that shareholders’ interests will be best served by the Company remaining independent while tightening its focus and restructuring its operations to achieve profitability. During the last six months, Spectrum engaged in strategic discussions with several companies, a number of which expressed interest in acquiring a portion or all of the Company. However, the Company received no offer that it considered appropriate to put forth to its shareholders when compared to the alternative of executing on its stand-alone plan.

“Our strategic discussions over the past six months have underscored the fact that acquirers are seeking financially accretive businesses in the current business environment. As a result, our primary goal for 2004 is to regain profitability while operating on a stand-alone basis,” stated Pascal Spothelfer, Spectrum’s President and CEO.  “The first steps in achieving this goal are to focus the Company’s business activities and cut operating expenses.”

“The board believes that taking these immediate steps will ultimately generate superior shareholder value over the other options available to the Company at this time,” stated Irving Ebert, Chair of Spectrum’s Board of Directors.

Under its stand-alone strategy, Spectrum will restructure its business to focus on its wireless systems product line, which generated approximately US$16.1 million in revenue during 2003. Investment in the company’s Voice over Packet product line will be suspended and the Company will continue to pursue alternatives to divest this business group. Finally, the Company is putting in place plans to reduce annual operating costs, excluding depreciation, restructuring and other charges, by approximately 27% or US$4.0 million compared to 2003. These cost reductions are expected to allow the Company to achieve positive operating earnings in 2004, excluding amortization, restructuring and other charges, with wireless product revenue levels comparable to 2003.

As part of its restructuring, Spectrum will reduce its staff by approximately 40 people, including the four Vice Presidents within its business groups. Senior management positions in the new organization will be filled internally. The Company expects to incur restructuring and other costs totaling between US$2.5 million and US$3.5 million including non-cash items over the next six to twelve months. Spectrum intends to pursue an equity financing in the near term to fund its restructuring activities.

“By focusing our efforts on our flexComm™ software defined radio product line, we expect to continue to demonstrate leadership and meet the growing needs of our core markets and customers,” added Mr. Spothelfer. “We will exploit the opportunity to increase revenues at attractive margins by capitalizing on the numerous wireless programs the Company has already secured. This revenue stream is expected to provide Spectrum with the ability to invest the capital required to pursue additional wireless programs, particularly in the expanding defense communications market. Many of our customers depend on Spectrum for critical components to their products and we want to ensure they have every reason to continue to have confidence in our ability to service their business. The restructuring and refocusing of Spectrum will go a long way towards achieving this goal.”

Spectrum will hold a conference call and live audio web cast on January 8, 2004 at 9:00 AM Eastern / 6:00 AM Pacific. The call can be accessed by dialing 1.800.387.6216, or by accessing the audio web cast from Spectrum’s web site at www.spectrumsignal.com. A replay of the call will be available from January 8, 2004 to February 8, 2004 and can be accessed by dialing 1.416.695.5800 followed by the access code 1519754# or by visiting www.spectrumsignal.com.

Forward-Looking Safe Harbor Statement
The statements above are forward-looking statements that involve a number of risks and uncertainties, including the ability of the Company to successfully implement its stand-alone strategy and obtain equity financing. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing platforms for use in defense and communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm™ products is available at www.spectrumsignal.com.

™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact: Liza Aboud Investor Relations and Business Media 604.421.5422 liza_aboud@spectrumsignal.com	Pascal Spothelfer CEO 604.421.5422 pascal_spothelfer@spectrumsignal.com